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June 2, 2016

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington DC  20549
Attn:  Larry Spirgel

Re:	American Public Education, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 29, 2016 File No. 001-33810

Dear Mr. Spirgel:

On behalf of American Public Education, Inc. (the "Company"), this letter responds to the Staff's comments provided in your letter dated May 18, 2016, to Richard W. Sunderland, Jr., Executive Vice President and Chief Financial Officer of the Company, with respect to the above-referenced Form 10‑K. Included as Attachment A is the statement of the Company requested by the Staff.

For ease of reference, the Staff's comments are set forth in italic type immediately before the response submitted on behalf of the Company.

Item 1. Business
Regulation of Title IV Financial Aid Programs
Gainful Employment, page 25
1.
Although the gainful employment disclosure requirement will not go into effect until January 1, 2017, the final rules became effective on July 1, 2015. Based upon available data, you should provide investors insight with your expected compliance or non-compliance with this rule. We note that the Department of Education announced on October 30, 2014 that approximately 1,400 programs were at high risk of not passing the rule's accountability standards.

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United States Securities and Exchange Commission	-2-	June 2, 2016

The Company has assessed, and in the future will continue to assess, to the extent possible, how each program that its subsidiary institutions offer that qualifies as a gainful employment program will perform under the U.S. Department of Education accountability measures for gainful employment programs.  However, because earnings information from the Department of Education related to gainful employment programs is not yet available to the Company, the Company is unable to reliably and accurately predict how the gainful employment programs offered by the Company's subsidiary institutions will perform under the accountability measures. The Company expects to receive earnings information from the Department of Education at some point in 2016.  Notwithstanding the lack of available earnings information, the Company is currently using available information, such as information on annual loan payments, to evaluate preliminarily which gainful employment programs offered by its subsidiary institutions could be at risk of potentially failing, or being in the "zone", under the accountability measures. Based on this preliminary evaluation, the Company does not anticipate that any of the gainful employment programs currently offered by its subsidiary institutions will fail, or be in the "zone", under the accountability measures based on the Department of Education's official calculations.  The Company will include disclosure on this point in its future periodic reports filed with the Commission.

2.	Additionally, please expand your disclosure to discuss how many of your programs will be subject to the gainful employment rules.

The Company will expand its disclosure in future filings to discuss how many of its programs will be subject to the gainful employment rules.

*             *             *

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 410.659.2778.

Very truly yours,

/s/ William I. Intner

William I. Intner
Partner
william.intner@hoganlovells.com
D +1.410.659.2778

cc:	Richard W. Sunderland, Jr. Wallace E. Boston, Jr.

Attachment A
Statement of American Public Education, Inc.

June 2, 2016

Re:	American Public Education, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 29, 2016 File No. 001-33810

American Public Education, Inc. (the "Company"), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission (the "Commission") staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

American Public Education, Inc.

By:	/s/ Richard W. Sunderland, Jr. Richard W. Sunderland, Jr. Executive Vice President, Chief Financial Officer